EXHIBIT 99.1

Brookfield Asset Management Announces Results of Conversion of its Series 8 and Series 9 Preferred Shares

BROOKFIELD, NEWS, Oct. 22, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (“Brookfield” or “the company”) today announced that holders of 8,202 of its Class A Preference Shares, Series 8 (the “Series 8 Preferred Shares”) (TSX: BAM.PR.E) and holders of 853,503 of its Class A Preference Shares, Series 9 (the “Series 9 Preferred Shares”) (TSX: BAM.PR.G) have elected, effective November 1, 2021, to convert their shares into an equivalent number of shares of the other series. Following these conversions, there will be 3,321,486 Series 8 Preferred Shares and 4,670,680 Series 9 Preferred Shares issued and outstanding.

Brookfield Asset Management
Brookfield is a leading global alternative asset manager with over US$625 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618 3469 kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 linda.northwood@brookfield.com